SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

CALPIAN, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

13135X108
(CUSIP Number)

July 11, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  13135X108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mangesh Moghe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,430,770
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,430,770
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,430,770 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 10.17%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

The name of the issuer is CALPIAN, INC. (the “Issuer”).

 (b)  Address of Issur’s Principal Executive Offices:

The address of the Issuer’s principal executive offices is: 500 N. Akard, Suite 2850, Dallas, TX 75201.

ITEM 2:

(a)  Name of Person Filing:

The name of the person filing this Schedule 13G is Mangesh Moghe (the “Reporting Person”).

(b)  Address of Principal Business Office or, if None, Residence:

The business address of the Reporting Person is: 18 Clark Ave W., Unit 149, Thornhill, Ontario Canada L4J 8H.

(c)  Citizenship:

The Reporting Person is a citizen of Canada.

(d)  Title of Class of Securities:

The title of the class of securities to which this Schedule 13G relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

(e)  CUSIP Number:

The CUSIP number is 13135X108.

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4:  OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page and is incorporated herein by reference.

On July 11, 2012, the Reporting Person acquired and became the beneficial owner of, 2,430,770 shares of Common Stock, which represents approximately 10.17% of the outstanding shares of Common Stock.  The Reporting Person has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, these shares.  Such percentage is based on 23,898,306 shares of Common Stock outstanding on January 31, 2013 and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Person.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The shares beneficially owned by the Reporting Person are comprised of  2,430,770 shares of Common Stock held by SVR Global Limited, a Hong Kong company.  The Reporting Person is the sole shareholder of SVR Global Limited.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10:  CERTIFICATIONS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	By:	/s/ Mangesh Moghe
Mangesh Moghe